Filed pursuant to Rule 433

Registration Statement No. 333-136846

September 6, 2006

Relating to Preliminary Prospectus Supplement

dated September 6, 2006

Issuer:	The Republic of Colombia
Ratings:	Ba2/BB/BB
Format:	SEC Registered Fixed Rate Bullet Notes
Size:	$700,000,000
Maturity:	September 18, 2037
Spread:	TBD bps over 30 yr UST
Pricing Benchmark:	4 1/2% UST due February 2036
Minimum Denominations:	U.S $100,000 and increments of U.S $1,000 thereof

Bookrunners:	Goldman, Sachs & Co., and Merrill Lynch & Co.

E-Reds:

http://www.sec.gov/Archives/edgar/data/917142/000119312506185607/d424b3.htm

Timing:	Expect pricing today
Use of Proceeds:

Raise new cash for pre-financing the Republic’s 2007 funding needs and to finance the purchase for cash of its 11.75% Global Bonds due 2020, 8.375% Bonds due 2027 and 10.375% Global Bonds due 2033 (“Old Bonds”) up to (i) an aggregate principal amount of 500 million or (ii) an Aggregate Purchase Price of USD 700 million (“Maximum Purchase Amount”)

Expected Settlement:	9/19/06
Listing:	Luxembourg Euro MTF

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This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866 500 5408.

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